Exhibit 99.3

VERSUS SYSTEMS INC.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE CHARTER

Adopted by the Board of Directors on September 16, 2020

I.	Purpose

The Nominating and Corporate Governance Committee (the “Committee”) of the Board of Directors (the “Board”) of Versus Systems Inc., a British Columbian corporation (the “Company”), shall

1.	identify individuals qualified to become members of the Board, consistent with criteria approved by the Board;

2.	recommend to the Board for approval director nominees, consistent with the Company’s director qualifications criteria and any obligations under its contractual arrangements;

3.	develop and recommend to the Board a set of corporate governance guidelines applicable to the Company; and

4.	oversee the evaluation of the Board and management.

II.	Organization

The Committee shall consist of three or more directors, each of whom shall satisfy the applicable independence requirements of the Company’s corporate governance guidelines, the Nasdaq Stock Market and any other applicable regulatory requirements subject to the phase-in periods permitted under the rules of the Nasdaq Stock Market under which the Committee is required to have only one independent member at the time of listing, a majority of independent members within 90 days of listing and all independent members within one year of listing.

Notwithstanding the foregoing, the members of the Committee shall not be required to meet the independence requirements of the Nasdaq Stock Market during any period in which the Company is a “controlled company” within the meaning of the Nasdaq Stock Market’s listing standards, unless the Board otherwise determines not to rely on the Nasdaq Stock Market’s “controlled company” exemption. If the Company ceases to be a “controlled company” or the Board determines not to rely on the Nasdaq Stock Market’s “controlled company” exemption, the members of the Committee shall meet the independence requirements of the Nasdaq Stock Market within the periods required by the Nasdaq Stock Market’s phase-in rules applicable to companies who cease to be “controlled companies.”

The members of the Committee shall be appointed by the Board. Members of the Committee may be removed at any time by action of the Board. The Committee’s chairperson shall be designated by the Board or, if it does not do so, the members of the Committee shall elect a chairperson by a vote of the majority of the full Committee.

The Committee may form and delegate authority to subcommittees when appropriate, provided that the subcommittees are composed entirely of directors who satisfy the applicable independence requirements of the Company’s Corporate Governance Guidelines and the Nasdaq Stock Market, subject to any applicable “controlled company” exemption.

III.	Meetings

The Committee shall meet at least once per year, or more frequently as circumstances require. Meetings shall be called by the chairperson of the Committee or, if there is no chairperson, by a majority of the members of the Committee. Meetings may be held telephonically or by other electronic means to the extent permitted by the Company’s organizational documents and applicable law. A majority of the members of the Committee will constitute a quorum, and the act of a majority of the quorum will be the act of the Committee. Committee actions may also be taken by unanimous written consent in lieu of a meeting.

IV.	Authority and Responsibilities

To fulfill its responsibilities, the Committee shall:

1. Develop and recommend to the Board for approval the criteria for Board membership, including as to director independence and diversity, and periodically review and, if appropriate, revise these qualifications with the Board.

2. Identify individuals qualified to become members of the Board in a manner consistent with the criteria approved by the Board and recommend to the Board the director nominees for the next annual meeting of stockholders or to fill vacancies on the Board. As part of this process, the Committee shall formally review each director’s continuation on the Board every year. In identifying and reviewing the qualifications of candidates for membership on the Board, the Committee shall consider all factors which it deems appropriate, including the requirements of the Company’s Corporate Governance Guidelines and any other criteria approved by the Board.

3. Develop and periodically assess the Company’s policies and procedures with respect to the consideration of director nominees submitted by stockholders of the Company and review the qualifications of such candidates pursuant to these policies and procedures.

4. Review and make recommendations to the Board with respect to the size, composition and organization of the Board and committees of the Board.

5. Review and make recommendations to the Board with respect to Board process, including the calendar, agenda and information requirements for meetings of the Board and its committees, executive sessions of non-management directors and executive sessions of independent directors.

6. Assist the Board in determining whether individual directors have material relationships with the Company that may interfere with their independence, as provided under the requirements of the Company’s Corporate Governance Guidelines, the Nasdaq Stock Market or any other applicable regulatory requirements.

7. Develop and recommend to the Board for approval a Chief Executive Officer (“CEO”) and executive officer succession plan (the “Succession Plan”), develop and recommend to the Board for approval an interim CEO succession plan in the event of an unexpected occurrence and, as the Committee deems appropriate, to review the Succession Plan from time to time with the CEO and any other executive officers and recommend to the Board for approval any changes to, or candidates for succession under, the Succession Plan.

8. Oversee the annual evaluation of the Board and its committees.

9. Develop, review and assess the adequacy of the Company’s Corporate Governance Guidelines annually and recommend to the Board any changes the Committee deems appropriate.

10. Develop and maintain the Company’s orientation programs for new directors and continuing education programs for directors.

11. Review and discuss as appropriate with management the Company’s disclosures relating to director independence, governance and director nomination matters and, based on such review and discussion, determine whether to recommend to the Board that such disclosures be disclosed in the Company’s Annual Report on Form 10-K or annual proxy statement filed with the SEC, as applicable.

12. Review and assess the adequacy of this Charter annually and recommend to the Board any changes deemed appropriate by the Committee.

13. Review its own performance annually.

14. Report regularly to the Board.

15. Perform any other activities consistent with this Charter, the Company’s by-laws and governing law, as the Committee or the Board deems appropriate.

V.	Resources

The Committee shall have the authority, at its sole discretion, to retain and terminate search firms to identify director candidates, consultants and any other advisors (the “Advisors”) to assist it in carrying out its duties. The chairperson of the Committee, at the request of any member of the Committee, may request any officer, employee or advisor of the Company to attend a meeting of the Committee or otherwise respond to Committee requests.

The Committee shall have the sole authority to determine the terms of engagement and the extent of funding necessary (and to be provided by the Company) for payment of compensation to any Advisor retained to advise the Committee and ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

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